<logo> American Home Funding

ANNUAL SERVICING CERTIFICATION

In connection with the loans serviced by American Home
Funding for your company, the undersigned hereby certifies the following:

All real estate taxes, special assessments and any charges that may become a lien upon the property and which became due in the last calendar year have been paid. This also includes verification of payment with taxing authorities for non-impound accounts

All FHA insurance premiums or private mortgage insurance premiums, if applicable have been paid and such coverage is in full force and effect.

All properties are adequately insured against casualty loss and, if applicable, flood loss.

Fidelity Bond coverage and Errors and Omissions coverage is adequate and in place and the applicable premiums have been paid.

MI interest and/or monthly payment adjustments for ARM and GPM loans have been made in accordance with the mortgage terms. Timely and proper notice of such changes was provided to the mortgagors.

All property inspections have been completed according to the provisions of our Servicing Agreement, if applicable.

Funds received for loans serviced for your company are placed in a segregated trust account.

The P&I custodial account and any clearing accounts are maintained in a depository institution, the deposits of which are insured by the Bank Insurance Fund. The depository institution meets or exceeds the most recent financial rating requirements set forth by FNMA.

We have complied with all other provisions of the Servicing Agreement.

Servicer:	American Home Funding

By:
/s/Janice P. Layne,
Vice-President
Date February 28, 1997